

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2022

Vikram Grover
Chief Executive Officer
FOMO WORLDWIDE, INC.
1 E Erie St, Ste 525 Unit #2250
Chicago, IL 60611

> **Re: FOMO WORLDWIDE, INC.**
> **Form 8-K filed November 16, 2022**
> **File No. 001-13126**

Dear Vikram Grover:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K filed November 16, 2022

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.   Please revise to include the date of the conclusion regarding the non-reliance of the financial statements covered that should no longer be relied upon. Refer to Item 4.02(a)(1) of Form 8-K Official text.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper, Staff Accountant, at 202-551-3396 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction